February 14, 2012	News Release 12-03

PIRQUITAS SILVER CONCENTRATE SALES UPDATE

VANCOUVER, B.C. -- Silver Standard Resources Inc. (NASDAQ: SSRI, TSX: SSO) (“Silver Standard” or the “Company”) announced today that, further to the Company’s January 12, 2012 news release, it has committed an additional 6,000 tonnes of silver concentrate (containing approximately 3.2 million ounces of silver) under spot sales contracts with various trading counterparties. These tonnes are expected to be delivered in the first half of 2012.

Of the previously announced 2,000 tonnes of silver concentrate for delivery by January 2012, a total of 1,000 tonnes of silver concentrate (containing approximately 0.5 million ounces of silver) will be recognized as revenue in the fourth quarter of 2011.

“This significant progress is in line with our strategy to sell concentrate on a spot basis while negotiations for long-term contracts advance with several counterparties,” said John Smith, President and CEO. “The bulk of our year-end silver concentrate inventory will be sold through spot contracts during a period of strengthening silver prices.”

In addition to the spot sales, trial shipments totaling 500 tonnes of silver concentrate are at various stages of evaluation with smelters. These trials are part of ongoing discussions to place silver concentrate tonnage with multiple smelters through long-term contracts. Discussions for long-term sales agreements have been positive and the Company expects to start concluding agreements during the first half of 2012.

SOURCE: Silver Standard Resources Inc.

Contact:

Michael McDonald, Manager, Business Development
Silver Standard Resources Inc.
Vancouver, B.C.
N.A. Toll Free: (888) 338-0046
All others: (604) 689-3846
Email: invest@silverstandard.com

Cautionary Statements on Forward-Looking Information: Statements in this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and forward-looking information within Canadian securities laws (collectively "forward-looking statements"). Forward-looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements such as the number of silver ounces committed and anticipated to be sold in the first and second quarter of 2012. Such risks and uncertainties include, but are not limited to Silver Standard's ability to finalize negotiations for spot and long-term silver sales contracts and to deliver on spot silver concentrate sales contracts; changes in economic conditions or financial markets; changes in prices for the Company's mineral products or increases in input costs; uncertainty of production and cost estimates for the Pirquitas Mine; risks and uncertainties associated with new mining operations including start-up delays and operational issues; risks relating to the interpretation of drill results and the geology, grade and continuity of our mineral deposits; litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in Argentina, Australia, Canada, Chile, Mexico, Peru, the United States and other jurisdictions in which Silver Standard may carry on business; technological and operational difficulties or the delay, non-compliance or inability to obtain permits encountered in connection with exploration and development activities; labour relations matters; and changing foreign exchange rates, all of which are described more fully in the Company's most recent Form 20-F, and in the Management Discussion and Analysis and in other filings with the Securities and Exchange Commission and Canadian regulatory authorities. The Company does not intend, and does not assume any obligation, to update any forward-looking statements, other than as required by applicable law.

The TSX has neither approved nor disapproved of the information contained herein.

To receive Silver Standard’s news releases by e-mail, contact Investor Relations at invest@silverstandard.com or call (888) 338-0046